UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66987 / May 15, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14878

In the Matter of **VINEYARD NATIONAL BANCORP,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Vineyard National Bancorp ("Vineyard National" or the "Respondent").

II.

In anticipation of the institution of these proceedings, the Liquidating Trust of Vineyard National Bancorp (the "Liquidating Trust"), successor in interest to the Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over Respondent, and the subject matter of these proceedings, the Liquidating Trust consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and the Liquidating Trust's Offer, the Commission finds that:

1.   On August 26, 2010, the U.S. Bankruptcy Court for the Central District of California, in a Chapter 11 proceeding, entered an order confirming a plan of liquidation under which, *inter alia*, the assets of Respondent (Vineyard Bancorp (CIK No. 840256), a

California corporation that was located in Irvine, California) vested in the Liquidating Trust and Respondent was ordered dissolved. At all times relevant to this proceeding, the securities of Respondent were registered under Exchange Act Section 12(g). As of June 8, 2011, Respondent's securities (symbols "VNBCQ" and "VNBAQ") were quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc., had twelve (VNBCQ) and seven (VNBAQ) market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2008.

IV.

Section 12(j) of the Exchange Act provides as follows:

> The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of securities of Respondent registered pursuant to Section 12 of the Exchange Act be, hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary